                                                               Rule 424(b)(5)
                                                               File No. 333-2984


This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, and is subject to completion or amendment.
This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 23, 1996)


                                  $400,000,000
                       UNION PACIFIC RESOURCES GROUP INC.


                   $200,000,000 7% NOTES DUE OCTOBER 15, 2006
              $200,000,000 7 1/2% DEBENTURES DUE OCTOBER 15, 2026

                               ------------------


     Union Pacific Resources Group Inc. (the 'Company') is offering $200,000,000 aggregate principal amount of 7% Notes due October 15, 2006 (the 'Notes') and $200,000,000 aggregate principal amount of 7 1/2% Debentures due October 15, 2026 (the 'Debentures'). The Notes and the Debentures are collectively referred to herein as the 'Securities.' Interest on the Securities is payable semiannually on April 15 and October 15 of each year, commencing April 15, 1997. The Securities are not redeemable prior to maturity and will not be subject to any sinking fund. See 'Description of the Securities.'


     The Notes and the Debentures each will be represented by one or more Global Securities (as defined herein) registered in the name of the nominee of The Depository Trust Company ('DTC'). Interests in the Securities represented by the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as provided herein and in the accompanying Prospectus, Securities in definitive form will not be issued. Settlement for the Securities will be made in immediately available funds. The Securities will trade in the Same-Day Funds Settlement System of DTC until maturity and, to the extent that secondary market trading activity in the Securities is effected through the facilities of DTC, such secondary market trading activity in the Securities will settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See 'Description of the Securities--Same Day Settlement and Payment.'
                               ------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
            RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

[CAPTION]

                 PRICE TO       UNDERWRITING DISCOUNTS               PROCEEDS TO
                 PUBLIC(1)        AND COMMISSIONS(2)                COMPANY(1)(3)
Per Note          99.412%               0.650%                         98.762%
Total          $198,824,000           $1,300,000                    $197,524,000
Per
  Debenture       99.421%               0.875%                         98.546%
Total          $198,842,000           $1,750,000                    $197,092,000



(1) Plus accrued interest, if any, from October 15, 1996.

(2) For information regarding indemnification of the Underwriters, see 'Underwriting.'
(3) Before deducting expenses payable by the Company estimated at $300,000.
                               ------------------


     The Securities are offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the Securities in book-entry form will be made through the facilities of DTC on or about October 15, 1996.

                               ------------------
SMITH BARNEY INC.
                          CS FIRST BOSTON
                                              GOLDMAN, SACHS & CO.

                                                            PETRIE PARKMAN & CO.


October 10, 1996

IN CONNECTION WITH THIS OFFERING THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                                   BACKGROUND

     On October 17, 1995, Union Pacific Resources Group Inc. (the 'Company') completed an initial public offering (the 'IPO') of approximately 17% of its outstanding common stock ('Common Stock'), generating net proceeds of $844 million to the Company. Prior to the IPO, the Company was a wholly owned subsidiary of Union Pacific Corporation ('UPC'). Concurrent with the IPO, UPC announced its intention to distribute the remaining 83% of the Common Stock to its shareholders as a dividend by means of a tax free distribution (the 'Distribution'), subject to certain conditions, including receipt of a favorable tax ruling from the Internal Revenue Service (the 'Tax Ruling'). In connection with the IPO, the Company paid a $1.62 billion dividend to UPC, consisting of cash, an intercompany receivable and $650 million in notes bearing interest at 8.5% per annum (9.5% per annum after the Distribution), payable within 90 days after the Distribution (the 'Intercompany Notes').

                              RECENT DEVELOPMENTS

     On September 11, 1996, UPC received the Tax Ruling, providing for among other things, that no gain or loss will be recognized by (and no amount will be includable in the income of) UPC's shareholders upon the Distribution. As a result, on September 12, 1996, UPC declared a dividend consisting of the Distribution to its shareholders, payable on October 15, 1996 to UPC's shareholders of record on September 26, 1996.


     The Company spent approximately $615 million in capital expenditures during the first nine months of 1996. The Company has approval from its Board of Directors to spend an additional $600 million in capital expenditures during the last three months of 1996. The actual amount of capital expenditures may vary based upon, among other things, changes in business and operating conditions as well as the timing of project investments.


                                USE OF PROCEEDS

     In connection with this offering, the Company is refinancing the outstanding principal amount of the Intercompany Notes (approximately $451.4 million at August 31, 1996) through one or more of the following sources of funds: the net proceeds of this offering; interim commercial paper issuances; or interim bank borrowings. The net proceeds from the sale of the Securities offered hereby will be used to repay a portion of the Intercompany Notes, or any bank borrowings or commercial paper issuances the proceeds of which were used to repay the Intercompany Notes. See 'Background.'

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges.


                                                                                                          SIX MONTHS
                                                                      YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                                ------------------------------------    --------------
                                                                1991    1992    1993    1994    1995         1996
                                                                ----    ----    ----    ----    ----    --------------
Ratio of earnings to fixed charges...........................   22.5    23.9    41.7    44.4    17.7       7.7

                         SELECTED FINANCIAL INFORMATION

     The table below sets forth selected income statement and cash flow data for the years ended December 31, 1994 and 1995 and selected financial position data as of December 31, 1995, which data have been derived from consolidated financial statements of the Company that have been audited by Deloitte & Touche LLP, independent auditors, and selected income statement and cash flow data for the six months ended June 30, 1995 and 1996 and selected financial position data as of June 30, 1996, which are derived from the Company's unaudited financial statements. Interim results, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. The following data should be read in conjunction with the Consolidated Financial Statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, which have been filed with the Securities and Exchange Commission and are incorporated herein by reference.

                                                       YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                                     ---------------------------     ---------------------------
                                                        1994            1995           1995(1)          1996
                                                     -----------     -----------     -----------     -----------
                                                                (MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas operations:
     Producing properties.........................   $     886.0     $     860.7     $     420.9     $     499.8
     Plants, pipelines and marketing..............         249.1           311.8           162.7           239.8
     Other oil and gas revenues...................          76.5           167.0(2)         27.2            16.7
                                                     -----------     -----------     -----------     -----------
       Total oil and gas operations...............       1,211.6         1,339.5           610.8           756.3

  Minerals........................................         121.3           116.3            55.2            61.3
                                                     -----------     -----------     -----------     -----------
       Total operating revenues...................       1,332.9         1,455.8           666.0           817.6
                                                     -----------     -----------     -----------     -----------
Operating expenses:
  Production......................................         252.3           217.8           115.4           126.4
  Exploration.....................................         107.6            89.4            42.5            61.9
  Plants, pipelines and marketing.................         150.8           160.8            86.6           126.4
  Minerals........................................           4.5             8.8             4.5             3.8
  Depreciation, depletion and amortization........         426.4           458.6           219.5           251.2
  General and administrative......................          40.0            50.3(3)         22.9            30.5(3)
                                                     -----------     -----------     -----------     -----------
       Total operating expenses...................         981.6           985.7           491.4           600.2
                                                     -----------     -----------     -----------     -----------
Operating income..................................         351.3           470.1           174.6           217.4
Other income (expense)--net.......................         174.0(4)          7.0            (0.3)            0.5
Interest expense--net.............................          (4.6)          (19.1)(5)        (2.6)          (25.5)(5)
                                                     -----------     -----------     -----------     -----------
Income before income taxes........................         520.7           458.0           171.7           192.4
Income taxes......................................        (130.7)         (107.3)          (36.9)          (62.8)
                                                     -----------     -----------     -----------     -----------
Net income........................................   $     390.0     $     350.7     $     134.8(1)  $     129.6
                                                     -----------     -----------     -----------     -----------
                                                     -----------     -----------     -----------     -----------
Earnings per share................................                                                   $      0.52(6)
                                                                                                     -----------
                                                                                                     -----------
Average number of shares outstanding..............                                                         249.8
                                                                                                     -----------
                                                                                                     -----------
CASH FLOW DATA:
Cash provided by operations.......................   $     821.0     $     829.4     $     457.3     $     409.0
Capital and exploratory expenditures..............       1,389.3(7)        686.4           366.7           367.9

                                                                                              AS OF         AS OF
                                                                                           DECEMBER 31,    JUNE 30,
                                                                                               1995          1996
                                                                                           ------------    --------
                                                                                                  (MILLIONS)
FINANCIAL POSITION DATA:(1)
Assets:
  Current assets........................................................................     $  420.0      $  354.5
  Total properties--net.................................................................      2,764.3       2,833.6
  Intangible and other assets...........................................................        124.6         115.6
                                                                                           ------------    --------
     Total assets.......................................................................     $3,308.9      $3,303.7
                                                                                           ------------    --------

                                                                                           ------------    --------
Liabilities and shareholders' equity:
  Current liabilities...................................................................     $1,066.5(8)   $  926.4(8)
  Long-term debt........................................................................        101.5         126.3
  Deferred income taxes.................................................................        438.5         454.6
  Other long-term liabilities...........................................................        390.0         377.1
  Shareholders' equity..................................................................      1,312.4       1,419.3
                                                                                           ------------    --------
     Total liabilities and shareholders' equity.........................................     $3,308.9      $3,303.7
                                                                                           ------------    --------
                                                                                           ------------    --------

------------------
(1) Income statement data for the six months ended June 30, 1995 is not directly comparable to such data for the six months ended June 30, 1996. Pro forma income statement data for the six months ended June 30, 1995 is as follows. Pro forma adjustments reflect interest expense related to debt incurred at the time of the Company's IPO in October 1995, and other costs associated with being a public company, as if such costs had been incurred from the beginning of 1995.

                                                                   SIX MONTHS ENDED JUNE 30, 1995
                                                              ----------------------------------------
                                                                             PRO FORMA
                                                              HISTORICAL    ADJUSTMENTS     PRO FORMA
                                                              ----------    -----------    -----------
                                                                (MILLIONS, EXCEPT PER SHARE AMOUNTS)
   Operating income........................................     $174.6        $  (4.6)(a)    $ 170.0
   Other income--net.......................................       (0.3)          (2.6)(b)       (2.9)
   Interest expense........................................       (2.6)         (29.8)(c)      (32.4)
                                                              ----------    -----------    -----------
   Income before income taxes..............................      171.7          (37.0)         134.7
   Income taxes............................................      (36.9)          14.0(d)       (22.9)
                                                              ----------    -----------    -----------
   Net income..............................................     $134.8        $ (23.0)       $ 111.8
                                                              ----------    -----------    -----------
                                                              ----------    -----------    -----------
   Earnings per share......................................                                  $  0.45
                                                                                           -----------
                                                                                           -----------
   Average number of shares outstanding....................                                    249.7
                                                                                           -----------
                                                                                           -----------

            (a) To reflect management's estimate of additional administrative and third-party costs as a public company. Such costs include
                (1) additional administrative personnel, (2) additional third-party fees such as audit fees, actuarial fees, legal fees and stock transfer fees, (3) additional stock compensation costs related to employee retention shares and (4) fees payable to UPC for certain financial guarantees provided to the Company.

            (b) To eliminate intercompany interest income as a result of the dividend to UPC of a $59 million intercompany receivable.

            (c) To reflect increased interest expense on the $650 million note payable to UPC at 8.5% per annum and on $68 million in bank debt at 6.1% per annum, which debt was incurred to fund a portion of the cash dividend to UPC.

            (d) To reflect decreased Federal and state income tax expense resulting from (a) through (c) above, calculated assuming an income tax rate of 37.5%.

   Concurrent with the Distribution, pension assets will be allocated between UPC and the Company. Based on the plan status as of December 31, 1995, such allocation would result in the elimination of a $12.6 million prepaid pension cost and the creation of a $70.8 million pension liability as well as a $31.3 million deferred tax asset which would reduce the Company's deferred tax liability, resulting in a charge to shareholders' equity of $52.1 million. The additional pension cost to the Company associated with this allocation of pension plan assets would be approximately $6.7 million annually. Such transactions are not reflected in the financial position data as of December 31, 1995 or June 30, 1996, or in the pro forma income statement data for the six months ended June 30, 1995. The final allocation of pension plan assets will be based on the plan status at the time of the Distribution; therefore, actual amounts may differ from these estimates.

(2) Reflects a gain of $122.5 million in the fourth quarter of 1995 related to the settlement of certain litigation with Columbia Gas Transmission Company.

(3) Results for 1995 and 1996 reflect additional administrative expenses incurred as a result of becoming a public company following the IPO.

(4) In March 1994, the Company sold its interest in the Wilmington, California field and Harbor Cogeneration Plant, resulting in a $159.2 million pre-tax ($100 million after-tax) gain.

(5) Results for 1995 and 1996 reflect increased interest expense associated with debt incurred in connection with the dividend paid to UPC following the IPO.

(6) The Company was a wholly owned subsidiary of UPC until the IPO. Therefore, earnings per share is not applicable for periods prior to the fourth quarter of 1995.

(7) In March 1994, the Company acquired Amax Oil and Gas, Inc. for a net purchase price of $725 million.

(8) Current liabilities include $567.8 million at December 31, 1995 and $484.9 million at June 30, 1996 payable to UPC. The Company currently intends to use the net proceeds from the offering of the Securities to repay a portion of the Intercompany Notes, or any bank borrowings or commercial paper issuances the proceeds of which were used to repay a portion of the

    Intercompany Notes.

                                 CAPITALIZATION

     The following table sets forth the short-term indebtedness and capitalization of the Company (i) as of June 30, 1996, and (ii) as of June 30, 1996, adjusted to give effect to the sale of the Securities offered hereby and the application of the estimated net proceeds therefrom.


                                                                                              AS OF JUNE 30, 1996
                                                                                            -----------------------
                                                                                             ACTUAL     AS ADJUSTED
                                                                                            --------    -----------
Short-term debt:
  Note payable to and advances from UPC--net (1).........................................   $  484.9            --
                                                                                            --------    -----------
Long-term debt:
  Commercial paper.......................................................................       92.8     $   177.7
   7% Notes due October 15, 2006.........................................................         --         200.0
   7 1/2% Debentures due October 15, 2026................................................         --         200.0
  Other (2)..............................................................................       33.5          33.5
                                                                                            --------    -----------
     Total long-term debt................................................................      126.3         611.2
                                                                                            --------    -----------
Shareholders' equity:
  Common stock...........................................................................         --            --
  Paid-in surplus........................................................................      859.9         859.9
  Retained earnings......................................................................      577.6         577.6
  Unearned compensation..................................................................       (6.4)         (6.4)
  Deferred foreign exchange adjustment...................................................      (11.4)        (11.4)
  Treasury stock.........................................................................       (0.4)         (0.4)
                                                                                            --------    -----------
     Total shareholders' equity (3)......................................................    1,419.3       1,419.3
                                                                                            --------    -----------
       Total capitalization..............................................................   $2,030.5     $ 2,030.5
                                                                                            --------    -----------
                                                                                            --------    -----------


------------------
(1) This amount represents the net amount owed to UPC including the Intercompany Notes as of June 30, 1996. The net proceeds from the offering of the Securities will be used to repay a portion of the Intercompany Notes, or any bank borrowings or commercial paper issuances the proceeds of which were used to repay a portion of the Intercompany Notes.



(2) This amount represents tax exempt revenue bonds, with interest rates that vary from 4.2% to 9.6% per annum, and maturities that vary from 2001 through 2012. Of this amount, $9.5 million at an interest rate of 9.6% per annum is callable at December 1, 1996.


(3) Concurrent with the Distribution, pension assets will be allocated between UPC and the Company. Based on the plan status as of December 31, 1995, such allocation would result in a charge to shareholders' equity of $52.1 million. See Note 1 to 'Selected Financial Information.'

                                  THE COMPANY

GENERAL

     The Company is one of the largest independent energy companies in North America and is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States and Canada. The Company emphasizes natural gas in its exploration and production activities and also owns and operates significant assets, in proximity to its principal producing properties, dedicated to 'gas value chain' activities, which consist of the gathering, processing, transportation and marketing of natural gas and natural gas liquids. During 1995, the Company, through its wholly owned subsidiary, Union Pacific Fuels, Inc. ('UP Fuels'), marketed approximately 70% of the Company's natural gas, 97% of its natural gas liquids and 87% of its crude oil. For the six month period ended June 30, 1996, UP Fuels marketed approximately 72% of the Company's natural gas, 95% of its natural gas liquids and 88% of its crude oil. During such periods, UP Fuels also marketed significant volumes of natural gas, natural gas liquids, and crude oil produced by others. In addition, the Company engages in the hard minerals business through non-operated joint venture and royalty interests in several coal and trona (natural soda ash) mines located on lands within and adjacent to its Land Grant holdings in Wyoming.

     The Company's oil and gas activities are concentrated in six core geographic areas: (1) the Austin Chalk trend in Texas and Louisiana, (2) the Rockies, consisting of the western portion of the Land Grant Area in Wyoming and Utah, (3) Plains/Canada, consisting of the eastern portion of the Land Grant Area in Wyoming and Colorado, with additional operations in Kansas and western Canada, (4) the onshore and offshore Gulf Coast area, (5) eastern and southern Texas and (6) western Texas. In each of these core areas, the focus of the Company is on the exploration for and development of natural gas and crude oil resources, and on efforts to increase margins through reductions in drilling and operating costs and effective and efficient sales and distribution networks. Natural gas and natural gas liquids constituted 85% of the Company's total proved reserves of nearly 3.3 Tcfe as of December 31, 1995. For the year ended December 31, 1995, natural gas and natural gas liquids comprised 80% of the Company's sales volume of 1.6 Bcfed. For the same period, over 65% of the Company's production from producing properties was attributable to Company-operated properties. The Company owns interests in 26 natural gas processing plants, 18 of which it operates, with a current throughput capacity of over 3.6 Bcfd (1.5 Bcfd net to the Company). Aggregate throughput of the Company's 26 gas processing plants for the year ended December 31, 1995 averaged 83% of the plants' aggregate design capacity. For the year ended and as of December 31, 1995, over 95% of the Company's revenues, assets and reserves were generated or located in the United States.

BUSINESS STRATEGY

     The Company's strategy is to apply economies of scale, its operating experience in its core geographic areas and its expertise in advanced drilling and completion technologies to increase production by expanding the Company's North American drill site inventory and enhancing well performance results. In addition to developing its existing properties, the Company also increases drill site inventory through exploration, farm-in agreements and acquisitions of properties and companies. To support its development and production activities, the Company invests in natural gas and natural gas liquids gathering, processing and transportation assets and operations in its core geographic areas. UP Fuels markets natural gas, natural gas liquids and crude oil produced by the Company and others on a nationwide basis and focuses on value-added marketing services to maximize the prices realized for these hydrocarbons.

OIL AND GAS OPERATIONS

     Each of the Company's core geographic areas is organized as a separate business unit, responsible for its own exploration, development and production activities and for the operation of gathering, processing and transportation assets supporting such activities. In addition to the exploration activities within these business units, the Company has a new resources/exploration group that is responsible for discovering natural gas and crude oil fields that have the potential to develop into new core areas, evaluating new opportunities for the application of technology and creating opportunities for acquisitions and property purchases.

     The following table sets forth certain reserve and sales information as of December 31, 1995 with respect to each of the Company's business units.

                                                                                          SALES VOLUMES
                                                                         ------------------------------------------------
                                               PROVED RESERVES (1)                      SALES
                                            -------------------------    PRODUCING      FROM
                                            TOTAL PROVED      PERCENT    PROPERTY     GAS PLANT    TOTAL SALES    PERCENT
                                              RESERVES          OF        VOLUMES     OWNERSHIP    VOLUMES (2)      OF
BUSINESS UNIT                                  (BEFE)          TOTAL     (MMCFED)     (MMCFED)      (MMCFED)       TOTAL
-----------------------------------------   ------------      -------    ---------    ---------    -----------    -------
Austin Chalk.............................         451            14%         438          90            528          33%
Rockies..................................       1,279            39          389          33            422          26
Plains/Canada............................         387            12          140           4            144           9
Gulf Coast...............................         165             5          157           1            158          10

East/South Texas.........................         497            15          164          68            232          15
West Texas...............................         498            15           83          33            116           7
                                               ------         -------    ---------       ---       -----------    -------
     Total...............................       3,277           100%       1,371         229          1,600         100%
                                               ------         -------    ---------       ---       -----------    -------
                                               ------         -------    ---------       ---       -----------    -------

------------------
(1) Reflects future production attributable to (i) the Company's natural gas, natural gas liquids and crude oil production from producing properties and
    (ii) the Company's portion, by virtue of its ownership interest in gas processing facilities, of natural gas and natural gas liquids earned by such facilities through the processing of the Company's production from producing properties. At some of its gas processing facilities, the Company earns gas and natural gas liquids through the processing of third party volumes. Volumes attributable to third party processing are not reflected in the Company's proved reserves.

(2) Excludes natural gas, natural gas liquids and crude oil purchased from third parties for resale by UP Fuels.

     Austin Chalk Business Unit

     The Austin Chalk business unit manages the Company's oil and gas activities in the Austin Chalk trend, which extends over 500 miles from southern Texas through central and eastern Texas and into Louisiana. At present, the Company's Austin Chalk production is located primarily in the Giddings and Brookeland fields. Since 1988, the Company has participated in the drilling of over 1,200 horizontal wells (80% of which are Company-operated) and has made aggregate capital expenditures of approximately $1.5 billion in the Austin
Chalk area. During the first six months 1996, the Company maintained an active capital spending program in the Austin Chalk, including leasehold acquisitions and expenditures for gathering, processing and transportation activities.

     The Austin Chalk business unit represented approximately 14% of the Company's total reserves as of December 31, 1995 (65% of which were natural gas and natural gas liquids) and 33% of the Company's sales volumes for the year ended December 31, 1995. As of December 31, 1995, the Company controlled approximately 1,201,000 developed and undeveloped net acres in the Austin Chalk. The Company has increased its average daily sales in the Austin Chalk from 37 MMcfed in January 1990 to 528 MMcfed for 1995. For the year ended December 31, 1995, 91% of the Company's production from the Austin Chalk was attributable to Company-operated properties.

     Rockies Business Unit

     The Rockies business unit manages the Company's oil and gas activities in the western portion of the Land Grant Area in Wyoming and Utah. The Company's operations in the Rockies are concentrated in the Green River Basin and the Overthrust Belt. During the first six months of 1996, the Company maintained a capital investment program in the Rockies.

     The Rockies business unit represented approximately 39% of the Company's total reserves as of December 31, 1995 (88% of which were natural gas and natural gas liquids) and 26% of the Company's sales volumes for the year ended December 31, 1995. As of December 31, 1995, the Company had working interests in over 1,300 producing wells in the Rockies, of which one-fourth were Company-operated. As of December 31, 1995, the Company also had royalty interests in over 200 producing wells in the Rockies in which the Company did not also own a working interest. For the year ended December 31, 1995, 39% of the Company's production from the Rockies was attributable to Company-operated properties.

     Plains/Canada Business Unit

     The Plains/Canada business unit manages the Company's oil and gas activities in three areas: the eastern portion of the Land Grant Area in Wyoming and Colorado, the Hugoton/Panoma field in Kansas and fields in western Canada. During the first six months of 1996, the Company continued to conduct drilling in all three areas.

     The Plains/Canada business unit represented approximately 12% of the Company's total reserves as of December 31, 1995 (72% of which were natural gas and natural gas liquids) and 9% of the Company's sales volumes for the year ended December 31, 1995. As of December 31, 1995, the Company had an interest in 1,251 gross producing wells in the Plains/Canada area. As of December 31, 1995, the Company also had royalty interests in 3,590 producing wells in Plains/Canada in which the Company did not also own a working interest. For the year ended December 31, 1995, 47% of the Company's production from Plains/Canada was attributable to Company-operated properties.

     Gulf Coast Business Unit

     The Gulf Coast business unit manages the Company's oil and gas activities in the Gulf of Mexico and the onshore Gulf Coast. In addition to its producing operations, the unit conducts exploration activities in southern Louisiana, southern Texas and the Gulf of Mexico. The Company's exploration activities in the Gulf of Mexico are concentrated in the shallow waters of offshore Louisiana where the Company expects to have purchased 3,000 square miles of three-dimensional seismic by the end of 1997 to identify drilling prospects. During the first six months of 1996, the Company continued its active investment program in Gulf Coast exploration and production activities.

     The Gulf Coast business unit represented approximately 5% of the Company's total reserves as of December 31, 1995 (77% of which were natural gas and natural gas liquids) and 10% of the Company's sales volumes for the year ended December 31, 1995. As of December 31, 1995, the Company had an interest in 289 gross producing wells in the Gulf Coast area. For the year ended December 31, 1995, 64% of the Company's production from the Gulf Coast was attributable to Company-operated properties.

     East/South Texas Business Unit


     The East/South Texas business unit manages the Company's oil and gas activities in two major producing areas: the Carthage and Oakhill fields in eastern Texas and the Stratton/Agua Dulce area in southern Texas. The Company also controls significant gathering, processing and transportation assets in each area that are integral to its natural gas production activities. During the first six months of 1996, the Company maintained an active capital spending program in East/South Texas.

     The East/South Texas business unit represented approximately 15% of the Company's total reserves as of December 31, 1995 (98% of which were natural gas and natural gas liquids) and 15% of the Company's sales volumes for the year ended December 31, 1995. As of December 31, 1995, the Company had interests in more than 1,400 producing wells in East/South Texas. For the year ended December 31, 1995, 94% of the Company's production from East/South Texas was attributable to Company-operated properties.

     West Texas Business Unit

     The West Texas business unit manages the Company's oil and gas activities in western Texas, principally in the Ozona field in the Permian Basin area. The Company obtained its producing properties in the Ozona field through the acquisition of Amax Oil & Gas, Inc. ('Amax') in March 1994. The Amax acquisition included approximately 850 operated natural gas wells in the Ozona field. Since the Amax acquisition, the Company has drilled approximately 500 wells in the Ozona area and has substantially modernized and expanded its gathering, processing and transportation facilities. During the first six months of 1996, the Company maintained an active capital spending program in West Texas.

     The West Texas business unit represented approximately 15% of the Company's total reserves as of December 31, 1995 (94% of which were natural gas and natural gas liquids) and 7% of the Company's sales volumes for the year ended December 31, 1995. The Company currently controls approximately 363,000 developed and undeveloped net acres in western Texas. As of December 31, 1995, the Company operated over 1,300 gross producing wells in the West Texas area. For the year ended December 31, 1995, 84% of the Company's production from West Texas was attributable to Company-operated properties.

GATHERING, PROCESSING AND MARKETING

     The Company seeks to enhance the profitability of its natural gas and natural gas liquids production through its gas value chain activities. The Company believes that ownership of natural gas and natural gas liquids gathering, processing and transportation assets and control of its marketing activities (1) ensure that the gathering, processing, transportation and marketing of its production are accomplished on a cost-effective basis with minimum production downtime, (2) assist the Company in maximizing the prices realized for its production and (3) increase its ability to obtain attractive drilling opportunities which, if successful, enhance the profitability of such gas value chain assets.

     Gathering and Processing


     The Company's ownership interests in 26 gas processing facilities and the extensive gathering systems supporting these facilities help ensure the efficient and reliable gathering and processing of the Company's production. The Company's interests in gas processing facilities also result in the Company being a significant producer of natural gas liquids. For the year ended December 31, 1995, production of natural gas liquids attributable to the Company's ownership interests in gas processing facilities averaged approximately 34.2 MBbld. Excluding the portion of the Amax acquisition price related to gas value chain assets, the Company invested approximately $100 million per year in both 1994 and 1995 to increase processing and gathering capacity.

     During 1995 and the first six months of 1996, the Company completed four major gas plant projects, which added over 250 MMcfd of design capacity. In addition, in August 1995, the Company completed the 360 MMcfd expansion of the non-operated Ferguson-Burleson County Gas Gathering System to handle natural gas from the deep Giddings area of the Austin Chalk. The 89%-owned Panola Pipeline extension became operational in June 1995. This 120-mile extension enables the Company to transport up to 40 MBbld of unfractionated natural gas liquids from the East Texas area to markets in Mt. Belvieu, Texas.

     Marketing

     During 1995, UP Fuels marketed approximately 70% of the Company's natural gas, 97% of its natural gas liquids and 87% of its crude oil. For the six month period ended June 30, 1996, UP Fuels marketed approximately 72% of the Company's natural gas, 95% of its natural gas liquids and 88% of its crude oil. During such periods, UP Fuels also marketed significant volumes of natural gas, natural gas liquids, and crude oil produced by others. UP Fuels focuses on value-added services, which include (1) aggregating volumes of natural gas from the Company and other producers, (2) arranging for the transportation and storage of these natural gas supplies through third party pipeline systems and storage facilities under firm and interruptible transportation agreements, (3) contracting for the sale of specific volumes of natural gas under a number of different pricing structures, (4) balancing the receipts and deliveries of natural gas based on customer requirements, (5) aggregating natural gas liquids recovered at the various gas processing plants where the Company owns an equity interest and (6) aggregating crude oil production and marketing crude oil at major trading locations. In addition, UP Fuels works with industry groups to develop natural gas and natural gas liquids marketing initiatives to increase demand.

     In 1995, the Company, primarily through UP Fuels, sold approximately 1.6 Bcfd of natural gas (about 57% of which represented the Company's equity production). In addition, UP Fuels provides storage and transportation services in certain natural gas supply and market areas and manages the Company's market hubs in East Texas and the Land Grant Area. The Company has a diverse customer base for natural gas, which includes local distribution companies, power generation facilities, pipelines, industrial plants and other wholesale marketing companies.

     The Company, primarily through UP Fuels, sold 103 MBbld of natural gas liquids in 1995, which included 46 MBbld of third party liquids. This total represents a 22% increase from 1994 levels. The natural gas liquids customers that UP Fuels targets are wholesalers, industrial end users and traders. Where possible, UP Fuels prefers to sell its natural gas liquids in local markets, which generally offer more attractive pricing. Natural gas liquids not sold locally are shipped from the various plants by pipelines to the Company's partially controlled fractionators in Mt. Belvieu, Texas.

     In 1995, the Company, primarily through UP Fuels, sold 74 MBbld of crude oil and condensate, which included 21 MBbld of third party crude oil and condensate. Where possible, UP Fuels sells crude oil directly to refiners. If these customers are not available locally, UP Fuels markets its crude oil volumes in a manner that will maximize volumes it can sell to refiners and marketers at major trading locations.

MINERALS

     The Minerals business unit contributes significantly to the Company's operating income by exploiting the hard minerals portion of the Company's extensive fee mineral interests in the Land Grant through non-operated joint venture and royalty arrangements in coal and trona (natural soda ash) mines. The Minerals business unit generated $107.1 million of operating income in 1995, and $57.3 million of operating income in the first six months of 1996, as follows:

                                                                                         OPERATING INCOME
                                                                              --------------------------------------
                                                                                 YEAR ENDED           SIX MONTHS
                                                                                DECEMBER 31,             ENDED
                                                                                    1995             JUNE 30, 1996
                                                                              -----------------    -----------------
                                                                              AMOUNT    PERCENT    AMOUNT    PERCENT
                                                                              ------    -------    ------    -------
                                                                                      (DOLLARS IN MILLIONS)
Royalties:
     Soda ash(l)...........................................................   $26.0         24%    $11.8         21%
     Coal(2)...............................................................    13.9         13       7.5         13
                                                                              ------    -------    ------    -------
          Total royalties..................................................    39.9         37      19.3         34
                                                                              ------    -------    ------    -------
Non-operated joint ventures:
     Soda ash(3)...........................................................     7.0          7       6.2         11
     Coal(4)...............................................................    61.1         57      31.0         54
                                                                              ------    -------    ------    -------
          Total joint ventures.............................................    68.1         64      37.2         65
Overhead/other.............................................................    (0.9)       (1)       0.8          1
                                                                              ------    -------    ------    -------
          Total operating income...........................................   $107.1       100%    $57.3        100%
                                                                              ------    -------    ------    -------
                                                                              ------    -------    ------    -------


------------------
(1) Includes properties leased to five trona producers, estimated to contain resources sufficient to support over 30 years of production at current production levels.

(2) The Company leases coal resources to eight operating mines. In 1995, 72% of the Company's coal royalties (66% for the first six months of 1996) were attributable to a single mine which supplies an adjacent power station that is owned and operated by affiliates of the mine owners.

(3) Represents a 49% interest in a non-operated joint venture.

(4) Represents the Company's 50% non-operating interest in Black Butte Coal Company. Of this amount, $55 million of 1995 operating income ($33 million for the first six months of 1996) is attributable to a single coal supply contract, the financially beneficial terms of which terminate at the end of 2001.

     The Company's low sulfur coal deposits compete with other western coals for industrial and utility boiler markets. At current coal pricing and extraction volumes, however, most of this resource is not economic to extract, except for sale to local markets. As a result, there are limited opportunities for new coal mine development in the Land Grant.

     The world's largest deposit of trona ore, constituting 90% of the world's known trona resources, is located in the Green River Basin in southwestern Wyoming. Approximately 40% of this trona deposit lies within the Land Grant and is owned by the Company. Natural soda ash, which is produced by refining trona ore, is used primarily in the production of glass for containers and flat glass, as well as in the paper and water treatment industries and in the manufacture of certain chemicals and detergents. Although domestic soda ash sales have been relatively flat over the last several years, exports of natural soda ash from the United States have nearly tripled since 1982, currently representing over one-third of total United States soda ash sales. The continued success of the Company's natural soda ash in international markets will depend largely on shipping costs and the relaxation of import barriers. Effective February 29, 1996, OCI Enterprises Inc., a United States subsidiary of Oriental Chemical Industries, a Korean manufacturer of soda ash and other chemicals, purchased the 51% operating interest in the Company's soda ash joint venture previously owned by Rhone-Poulenc, Inc.

     In general, the Company reinvests the cash flow from its hard minerals operations in its oil and gas business units. The Company does not anticipate making any significant capital expenditures with respect to its Minerals business unit during 1996.

                       SUMMARY OF CERTAIN OPERATING DATA

     The following table sets forth certain information regarding the Company's volumes of and average price realizations for natural gas, natural gas liquids and crude oil sales, and average production costs per Mcfe, for each of the last three years and for the six months ended June 30, 1995 and 1996.


                                                                                                      SIX MONTHS
                                                                    YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                                 -----------------------------    ------------------
                                                                  1993       1994       1995       1995       1996
                                                                 -------    -------    -------    -------    -------
Producing Properties:
  Average daily production(l):
     Natural gas (MMcfd)......................................     608.2      754.8      915.6      898.3      954.7
     Natural gas liquids (MBbld)..............................      15.5       18.8       23.1       23.0       26.9
     Crude oil (MBbld)........................................      66.5       63.1       52.8       55.5       50.6
       Total (MMcfed).........................................   1,100.2    1,246.2    1,371.0    1,369.2    1,419.7
  Average sales prices(4):
     Natural gas (per Mcf)....................................   $  1.80    $  1.82    $  1.44    $  1.38    $  1.64
     Natural gas liquids (per Bbl)............................      8.77       7.86       8.14       8.14       9.50
     Crude oil (per Bbl)......................................     15.66      14.34      16.08      16.16      18.31
  Production costs (per Mcfe)(2)..............................      0.60       0.55       0.44       0.47       0.49
Plants, Pipelines and Marketing:
  Average daily sales volumes attributable to gas plant
     ownership(3):
     Natural gas (MMcfd)......................................      11.0       17.5       23.9       21.9       25.3
     Natural gas liquids (MBbld)..............................      24.4       31.2       34.2       33.4       39.8
       Total (MMcfed).........................................     157.4      204.7      229.1      222.3      264.1
  Average sales prices:
     Natural gas (per Mcf)....................................   $  2.63    $  1.81    $  1.51    $  1.61    $  1.89
     Natural gas liquids (per Bbl)............................     10.52       9.97       9.38       9.45      11.14

------------------

(1) Does not include the Company's portion, by virtue of its ownership in gas processing facilities, of natural gas and natural gas liquids earned by such facilities in connection with the processing of natural gas.

(2) Includes lease operating costs, production overhead, other operating expenses and taxes other than income taxes.

(3) Represents the Company's portion, by virtue of its ownership interest in gas processing facilities, of natural gas and natural gas liquids earned by such facilities in connection with the processing of natural gas. The portion of the total average daily sales volumes representing the Company's portion earned by such facilities with respect to processing the Company's production for each of the three years ended December 31, 1993, 1994 and 1995 are 44.0 MMcfed, 43.9 MMcfed and 66.5 MMcfed, respectively, and for the six months ended June 30, 1995 and 1996 are 62.7 MMcfed and 94.3 MMcfed, respectively.

(4) The following are the average price realizations excluding the impacts of hedging:


                                                                                           SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                          --------------------------    ----------------
                                                           1993      1994      1995      1995      1996
                                                          ------    ------    ------    ------    ------
Natural gas (per Mcf)..................................   $ 1.99    $ 1.69    $ 1.32    $ 1.29    $ 1.73
Natural gas liquids (per Bbl)..........................     8.77      7.86      8.14      8.40      9.50
Crude Oil (per Bbl)....................................    15.18     14.34     16.35     16.73     18.83

                              SUMMARY RESERVE DATA

     The following table sets forth summary information as of the dates indicated with respect to the estimated proved natural gas, natural gas liquids and crude oil reserves and the standardized measure of discounted future net cash flows (after tax) of the Company relating to such proved reserves. Unless otherwise noted, all information in this Prospectus Supplement relating to natural gas, natural gas liquids and crude oil reserves is based upon estimates prepared by the Company and reflect the Company's net interest.

                                                                                         AS OF DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1993        1994        1995
                                                                                  --------    --------    --------
Natural gas (Bcf)(1):
  Proved developed.............................................................    1,643.5     2,054.4     1,957.1
  Proved undeveloped...........................................................       87.7        71.6       216.4
                                                                                  --------    --------    --------
  Total proved.................................................................    1,731.2     2,126.0     2,173.5
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Natural gas liquids (MMBbl)(2):
  Proved developed.............................................................       72.9        81.2        89.8
  Proved undeveloped...........................................................        1.4         2.6        10.3
                                                                                  --------    --------    --------
  Total proved.................................................................       74.3        83.8       100.1
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Crude oil, including condensate (MMBbl):
  Proved developed.............................................................       80.9        69.9        78.2
  Proved undeveloped...........................................................        1.7         1.0         5.6
                                                                                  --------    --------    --------
  Total proved.................................................................       82.6        70.9        83.8
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Proved reserves equivalent (Bcfe)(3):
  Natural gas..................................................................    1,731.2     2,126.0     2,173.5
  Natural gas liquids..........................................................      445.8       502.9       600.6
  Crude oil, including condensate..............................................      495.6       425.2       502.8
                                                                                  --------    --------    --------
     Total proved(4)...........................................................    2,672.6     3,054.1     3,276.9
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
     Proved developed(4).......................................................    2,566.3     2,961.0     2,965.1
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Standardized measure of discounted future net cash flows relating to proved oil
  and gas reserves (after tax) (in millions)(5)................................   $1,288.6    $1,658.7    $1,871.3


------------------
(1) Reserve estimates as of December 31, 1994 and thereafter include the effects of the Amax acquisition and the sale of the Wilmington, California field.

(2) Includes the plant share of equity gas processed (natural gas and natural gas liquids, as appropriate, earned by gas processing facilities through the processing of the Company's equity production).

(3) Calculated using the ratio of one Bbl to six Mcf.

(4) The reserve data set forth in this Prospectus Supplement or incorporated by reference herein represent only estimates. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, reserve estimates often differ from the quantities of oil and gas that are ultimately recovered.

(5) In accordance with the Securities and Exchange Commission's guidelines, the Company's estimate of the standardized measure of discounted future net cash flows from the Company's properties has been made using oil and natural gas sales prices in effect as of the date of such estimate and have been held constant throughout the life of the properties except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. Prices for natural gas, natural gas liquids and crude oil are subject to substantial fluctuations as a result of numerous other factors. The standardized measure of discounting future net cash flows relating to proved reserves should not be construed as the current market value of estimated natural gas, natural gas liquids and crude oil reserves.

                         DESCRIPTION OF THE SECURITIES

GENERAL

     The Securities offered hereby will be limited to $400,000,000 aggregate principal amount, consisting of $200,000,000 principal amount of Notes and $200,000,000 principal amount of Debentures. Each Security will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement, payable semiannually on April 15 and October 15 of each year, commencing April 15, 1997, to the person in whose name the Security is registered, subject to certain exceptions as provided in the Indenture, at the close of business on the April 1 or October 1 (each a 'Record Date'), as the case may be, immediately preceding such April 15 or October 15. The Notes will mature on October 15, 2006 and the Debentures will mature on October 15, 2026.

REDEMPTION


     The Notes and the Debentures are not redeemable prior to maturity.

SINKING FUND

     There is no provision for a sinking fund for the Notes or the Debentures.

DEFEASANCE

     Under certain circumstances, the Company will be deemed to have discharged the entire indebtedness on all of the outstanding Notes or Debentures by defeasance. See 'Description of Debt Securities--Defeasance of the Indenture and Debt Securities' in the accompanying Prospectus for a description of the terms of any such defeasance and the tax consequences thereof.

BOOK-ENTRY SYSTEM

     The Notes and Debentures will each initially be represented by one or more global securities (each a 'Global Security') deposited with DTC and registered in the name of a nominee of DTC, except as set forth below. The settlement of transactions with respect to each Global Security will be facilitated through electronic computerized book-entry changes in participants' accounts, thereby eliminating the physical movement of Security certificates. The Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until certificated Securities are issued under the limited circumstances described below, no beneficial owner of a Security shall be entitled to receive a definitive certificate representing a Security. So long as DTC or any successor depositary (the 'Depositary') or its nominee is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered to be the sole owner or holder of the Securities represented thereby for all purposes of the Indenture. Unless and until it is exchanged in whole or in part for the Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor depositary or any nominee of such successor.

     So long as Securities are represented by a Global Security, all payments of principal and interest with respect thereto will be made to the Depositary or its nominee (or a successor), as the case may be, as the sole registered owner of the Global Security representing such Securities.

     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Security representing Securities, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or such nominee.

     If DTC is at any time unwilling, unable or ineligible to continue as depositary for a Global Security and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time determine not to have the Notes or the Debentures represented by a Global Security, and, in such event, will issue certificated Securities in definitive form in exchange for such Global Security. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of certificated Securities in definitive form equal in principal amount to such beneficial interest in such Global Security and to have such certificated Securities registered in its name. Certificated Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     See 'Description of Debt Securities' in the accompanying Prospectus for additional information concerning the Debt Securities, the Indenture and the book-entry system.

SAME DAY SETTLEMENT AND PAYMENT

     Settlement for the Securities will be made by the Underwriters (as hereinafter defined) in immediately available funds. All payments of principal and interest to the Depositary will be made by the Company in immediately available funds.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Securities will trade in the DTC's Same-Day Funds Settlement System until maturity, and, to the extent that secondary market trading activity in the Securities is effected through the facilities of DTC, such secondary market trading activity in the Securities will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Terms Agreements each dated October 10, 1996, which incorporate by reference the Underwriting Agreement dated October 10, 1996 (collectively, the 'Underwriting Agreement'), among the Company, Smith Barney Inc., CS First Boston Corporation, Goldman, Sachs & Co. and Petrie Parkman & Co., Inc. (the 'Underwriters'), the Company has agreed to sell to the Underwriters, and each of the Underwriters has severally but not jointly agreed to purchase from the Company, the principal amount of the Notes and Debentures as set forth opposite its name below:



                                                                                PRINCIPAL AMOUNT
                                                                          ----------------------------
                                                                             NOTES         DEBENTURES
                                                                          ------------    ------------
Smith Barney Inc.......................................................   $65,334,000     $66,000,000

CS First Boston Corporation............................................    65,333,000      66,000,000
Goldman, Sachs & Co....................................................    65,333,000      66,000,000
Petrie Parkman & Co., Inc..............................................     4,000,000       2,000,000
                                                                          ------------    ------------
  Total................................................................   $200,000,000    $200,000,000
                                                                          ------------    ------------
                                                                          ------------    ------------


     The Underwriters are obligated to take and pay for all of the Securities if any are taken. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose to offer the Securities to the public initially at the respective offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of 0.40% of the principal amount of the Notes and 0.50% of the principal amount of the Debentures and that the Underwriters and such dealers may allow a discount not in excess of 0.25% of the principal amount of the Securities on sales to other dealers. After the initial public offering, the public offering prices and concessions and discount to dealers may be changed by the Underwriters.

     The Company does not intend to apply for listing of the Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Securities.

     The Underwriting Agreement provides that the Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters or their affiliates engage in transactions with and perform services, including commercial and investment banking and hedging services, for the Company and certain of its affiliates in the ordinary course of business.

                          FORWARD-LOOKING INFORMATION

     Certain information included and incorporated by reference in this Prospectus Supplement represents, and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contain or will contain or include, forward-looking statements within the meaning or Section 27A of the Securities Act of 1933, as amended (the 'Securities Act'), and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may be or may concern, among other things, capital expenditures, drilling activity, acquisitions and dispositions, the Distribution and conditions and transactions related thereto, development activities, cost savings efforts, production activities and volumes, hydrocarbon reserves, hydrocarbon prices, hedging activities and the results thereof, liquidity, regulatory matters, competition and the Company's ability to realize significant improvements with the change to a more adaptive corporate culture.

     Such forward-looking information is based upon management's current plans, expectations, estimates and assumptions and is subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions, the timing of such actions and the Company's financial condition and results of operations. The risks and uncertainties associated with such forward-looking statements, which are explained in greater detail in the Company's quarterly report on Form 10-Q for the period ended June 30, 1996, include generally the volatility of hydrocarbon prices and hydrocarbon-based financial derivatives prices; basis risk and counterparty credit risk in executing hydrocarbon price risk management activities; economic, political, judicial and regulatory developments; competition in the industry, as well as competition from other sources of energy; the economics of producing certain reserves; hydrocarbon demand and supply; the ability to find or acquire and develop reserves of natural gas and crude oil; and the action of customers and competitors. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in any forward-looking statements made by or on behalf of the Company.

                                    EXPERTS

     The financial statements incorporated by reference in this Prospectus Supplement and accompanying Prospectus dated May 23, 1996, from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1995 and 1996, and June 30, 1995 and 1996, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not 'reports' or a 'part' of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

UPR                   UNION PACIFIC RESOURCES GROUP INC.

                                 $700,000,000

                                DEBT SECURITIES
                                 DEBT WARRANTS
                            ------------------------

     Union Pacific Resources Group Inc., a Utah Corporation (the 'Company'), may issue from time to time, together or separately, (i) its debt securities (the 'Debt Securities') and (ii) warrants to purchase Debt Securities (the 'Debt Warrants'), in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Debt Securities and Debt Warrants are collectively referred to herein as the 'Offered Securities'.

     The Offered Securities may be issued in one or more series or issuances and will be limited to $700,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the 'Prospectus Supplement'), including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, initial offering price, maturity (which may be fixed or extendible), premium (if any), interest rate (which may be fixed or floating), time of and method of calculating the payment of interest, if any, the currency in which principal, premium, if any, and interest, if any, are payable, any redemption or sinking fund terms and other specific terms; and (ii) in the case of Debt Warrants, the duration, initial offering price, exercise price and detachability thereof. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Offered Securities will be sold directly, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See 'Plan of Distribution'.

                 THE DATE OF THIS PROSPECTUS IS MAY 23, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the 'Commission') relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices, located at Citicorp Center (Suite 1400), 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

     The Company has filed with the Commission a registration statement (the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated herein by reference:

     (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; and

     (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Offered Securities offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein, in a document incorporated or deemed to be incorporated by reference herein, or in the accompanying Prospectus Supplement, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this

Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the above documents incorporated or deemed to be incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests should be directed to:
Union Pacific Resources Group Inc., 801 Cherry Street, Fort Worth, Texas 76101,
Attention: Secretary (Telephone 817-877-6000).

                                  THE COMPANY

     The Company is one of the largest independent energy companies in North America and is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States and Canada. The Company emphasizes natural gas in its exploration and production activities and also owns and operates significant assets, in proximity to its principal producing properties, dedicated to 'gas value chain' activities, which consist of the gathering, processing, transportation and marketing of natural gas and natural gas liquids. The Company, through its wholly owned subsidiary, Union Pacific Fuels, Inc. ('UP Fuels'), markets a substantial portion of the Company's natural gas and substantially all of its natural gas liquids and its crude oil, together with significant volumes of natural gas, natural gas liquids and crude oil produced by others. UP Fuels ranks among the largest natural gas and natural gas liquids marketers in the United States. In addition, the Company engages in the hard minerals business through non-operated joint venture and royalty interests in several coal and trona (natural soda ash) mines.

     The Company's oil and gas activities are concentrated in six core geographic areas: (1) the Austin Chalk trend in Texas and Louisiana, (2) the Rockies, consisting of the western portion of the Land Grant Area (as defined below) in Wyoming and Utah, (3) Plains/Canada, consisting of the eastern portion of the Land Grant Area in Wyoming and Colorado, with additional operations in Kansas and western Canada, (4) the onshore and offshore Gulf Coast area, (5) eastern and southern Texas and (6) western Texas. In each of these core areas, the focus of the Company is on the exploration for and development of natural gas and crude oil resources, and on efforts to increase margins through reductions in drilling and operating costs and effective and efficient sales and distribution networks. The Company's hard minerals activities are conducted in areas within and adjacent to the Land Grant Area. The 'Land Grant Area' consists of land granted by the Federal government to a predecessor of Union Pacific Corporation ('UPC') in the mid-1800s and significant additional acreage in the same geographic region. The Land Grant Area passes through the states of Colorado and Wyoming and into Utah and intersects several highly productive oil and gas basins. In the Land Grant Area, the Company has fee ownership of the mineral rights under approximately 7.5 million acres and control of mineral rights under approximately 700,000 additional acres.

     In October 1995, 42.5 million shares (representing approximately 17%) of the common stock of the Company was sold in an initial public offering. The remaining 83% of the Company's common stock is owned by UPC. UPC has announced that, subject to certain conditions, UPC intends to distribute pro rata to its stockholders as a dividend its remaining shares of common stock of the Company by means of a tax free distribution.

     The address of the Company is: Union Pacific Resources Group Inc., P.O. Box 7, 801 Cherry Street, Fort Worth, Texas 76101. Telephone: (817) 877-6000.

RATIO OF EARNINGS TO FIXED CHARGES


                                                               THREE MONTHS             YEARS ENDED DECEMBER 31,
                                                             ENDED MARCH 31,      ------------------------------------
                                                                   1996           1995    1994    1993    1992    1991
                                                           --------------------   ----    ----    ----    ----    ----
Ratio of earnings to fixed charges.........................            6.9        17.7    44.4    41.7    23.9    22.5


     The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Offered Securities offered hereby will be used for general corporate purposes, including repayment of borrowings (including indebtedness owing to UPC), working capital, capital expenditures, stock repurchase programs and acquisitions. Additional information on the use of net proceeds from the sale of the Offered Securities offered hereby may be set forth in the Prospectus Supplement relating to such Offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and the extent, if any, to which such general provisions may apply to any series of Debt Securities will be described in the Prospectus Supplement relating to such series.

     The Debt Securities are to be issued under an Indenture (the 'Indenture') between the Company and Texas Commerce Bank National Association ('TCB'), as trustee, or such other trustee as shall be named in a Prospectus Supplement (the 'Trustee'). The following statements are subject to the detailed provisions of the Indenture, a copy of each indenture is filed as an exhibit to the Registration Statement. Wherever any particular provisions of the Indenture or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified by such references. References to particular sections of the Indenture are noted below. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Indenture.

GENERAL

     The Debt Securities will be unsecured and will rank equally and ratably with other unsecured and unsubordinated debt of the Company, unless the Company shall be required to secure the Debt Securities as described below under 'Covenants--Limitation on Liens and Sale Leaseback Transactions.' The Indenture does not limit the amount of Debt Securities that can be issued thereunder. (Section 301) Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

     The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered hereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature (which may be fixed or extendible); (iv) the rate or rates (which may be fixed or floating) per annum at which the Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates on which any such interest will be payable, the date or dates on which payment of any such interest will commence and the Regular Record Dates for such Interest Payment Dates; (vi) the terms of any mandatory or optional redemption (including any provisions for any sinking, purchase or other analogous fund) or repayment option; (vii) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal thereof, any premium thereon and any interest thereon may be payable; (viii) if the currency, currencies or currency units for which the Debt Securities may be purchased or in which the principal thereof, any premium thereon and any interest thereon may be payable is at the election of the Company or the purchaser, the manner in which such election may be made; (ix) if the amount of payments on the Debt Securities is determined with reference to an index based on one or more currencies or currency units, changes in the price of one or more securities or changes in the price of one or more commodities, the manner in which such amounts may be determined; (x) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security will be paid; (xi) the terms and conditions upon which conversion or exchange of the Debt Securities into other Debt Securities will be effected, including the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions; (xii) information with respect to book-entry procedures, if any; (xiii) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations with respect to the Debt Securities; and (xiv) any other specific terms of the Debt Securities not inconsistent with the Indenture.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or any interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, Federal income tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise specified in the Prospectus Supplement, the principal of, any premium on, and any interest on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of the Trustee in New York, New York, provided that payment of interest, if any, may be made at the option of the Company by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of the Company or its agent.

     Unless otherwise specified in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof. (Sections 301 and 302) No service charge will be made for any transfer or exchange of any Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the 'Depositary') identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ('participants') or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in 'street name'. Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt

Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

CERTAIN DEFINITIONS

     Certain terms defined in Section 101 of the Indenture are summarized below.

     'Debt' means indebtedness for money borrowed.

     'Domestic Subsidiary' means a Subsidiary incorporated or conducting its principal operations within the United States or any State thereof or off the coast of the United States within an area over which the United States or any State thereof has jurisdiction.

     'Funded Debt' of any person means all indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined; provided, however, that Funded Debt shall not include (i) any indebtedness for the payment, redemption or satisfaction of which money (or evidences or indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof or (ii) any indebtedness of such person to any of its Subsidiaries or of any Subsidiary to such person or any other Subsidiary or (iii) any indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

     'Mortgage' means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.


     'Principal Property' means (i) any property owned or leased by the Company or any Subsidiary, or any interest of the Company or any Subsidiary in property, located within the United States of America or any State thereof (including property located off the coast of the United States of America held pursuant to lease from any Federal, State or other governmental body) which is considered by the Company to be capable of producing oil or gas or minerals in commercial quantities and (ii) any refinery, smelter or processing or manufacturing plant owned or leased by the Company or any Subsidiary and located within the United States of America or any State thereof, except (a) facilities related thereto employed in transportation, distribution or marketing or (b) any refinery, smelter or processing or manufacturing plant, or portion thereof, which the Board of Directors declares is not material to the business of the Company and its subsidiaries taken as a whole.

     'Restricted Subsidiary' means any Subsidiary which owns or leases (as lessor or lessee) a Principal Property, but does not include any Subsidiary the principal business of which is leasing machinery, equipment, vehicles or other properties none of which is a Principal Property, or financing accounts receivable, or engaging in ownership and development of any real property which is not a Principal Property.

     'Subsidiary', when used with respect to the Company, means any corporation of which a majority of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or both.

COVENANTS

     The Indenture contains the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

     Limitation on Liens and Sale Leaseback Transactions. (a) The Company will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any stock or indebtedness of any Domestic Subsidiary, whether owned on the date of the Indenture or thereafter acquired, to secure any Debt of the Company or any other person (other than the Debt Securities), without in any such case making effective provision whereby all the outstanding Debt Securities shall be directly secured equally and ratably with such Debt. There will be excluded from this restriction any Mortgage upon stock or indebtedness of a corporation existing at the time such corporation becomes a Domestic Subsidiary or at the time stock or indebtedness of a Domestic Subsidiary is acquired and any extension, renewal or replacement of any such Mortgage.

     (b) The Company will not, nor will it permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property, whether owned or leased on the date of the Indenture, or thereafter acquired, to secure any Debt of the Company or any other person (other than the Debt Securities), without in any such case making effective provision whereby all the outstanding Debt Securities shall be directly secured equally and ratably with such Debt. (Section 1006)

     There will be excluded from the restriction referred to in the next preceding paragraph the following Mortgages (the Mortgages set forth in the following clauses (i) through (vi) the 'Permitted Mortgages') (i) any Mortgage upon property owned or leased by a corporation existing at the time such corporation becomes a Restricted Subsidiary, (ii) any Mortgage upon property existing at the time of the acquisition thereof or to secure payment of any part of the purchase price thereof or any Debt incurred to finance the purchase thereof, (iii) any Mortgage upon property to secure any part of the cost of exploration, drilling, development, construction, alteration, repair or improvement of such property, or Debt incurred to finance such cost, (iv) any Mortgage securing Debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary, (v) any Mortgage existing on the date of the Indenture, and (vi) any extension, renewal or replacement, in whole or in part, of any Mortgage referred to in the foregoing clauses (i) through (v); provided however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement; and provided further, that such Mortgage shall be limited to all or such part of the property which secured the Mortgage so extended, renewed or replaced.

     Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property without equally and ratably securing the Debt Securities if the aggregate amount of all Debt then outstanding secured by such Mortgage and all similar Mortgages does not exceed 10% of the total consolidated stockholders' equity (including preferred stock) of the Company as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company; provided that Debt secured by Permitted Mortgages shall not be included in the amount of such secured Debt.

     For the purpose of the restriction referred to in the third preceding paragraph, no Mortgage to secure any Debt will be deemed created by (i) the sale or other transfer of (A) any oil or gas or minerals in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such oil or gas or minerals, or (B) any other interest commonly referred to as a 'production payment', and (ii) any Mortgage in favor of the United States (or any State thereof), or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Mortgage upon property intended to be used primarily for the purpose of or in connection with air or water pollution control. (Section 1006)

     (c) The Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or a Restricted Subsidiary as lessee of any Principal

Property (except for temporary leases for a term, including renewals, of not more than five years), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person (herein referred to as a 'Sale-Leaseback Transaction'), unless (i) such Sale-Leaseback Transaction occurs within 120 days from the date of acquisition of such Principal Property or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later, or (ii) the Company, within 120 days after such Sale-Leaseback Transaction, applies or causes to be applied to the retirement of Funded Debt of the Company or any Subsidiary (other than Funded Debt of the Company which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Debt Securities) an amount not less than the net proceeds of the sale of such Principal Property. (Section 1006)

     Notwithstanding the foregoing provisions of this paragraph (c), the Company may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any Principal Property, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with all Debt secured by Mortgages other than Permitted Mortgages, does not exceed 10% of the total consolidated stockholders' equity of the Company as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company.

     Limitation on Transfers of Principal Properties to Unrestricted Subsidiaries. The Company will not, nor will it permit any Restricted Subsidiary to, sell, transfer or otherwise dispose of any Principal Property to any Subsidiary which is not a Restricted Subsidiary other than for cash or other consideration which, in the opinion of the Company's Board of Directors, constitutes fair value for such Principal Property. (Section 1007)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Debt Securities and the performance of every covenant in the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. (Section 801) In case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the Indenture as the Company. (Section 802) Other than the restrictions on Mortgages described above, the Indenture and the Debt Securities do not contain any covenants or other provisions designed to protect holders of Debt Securities in the event of a highly leveraged transaction involving the Company or any Subsidiary.

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; DEBT SECURITIES IN FOREIGN

CURRENCIES

     As to any series of Debt Securities, an Event of Default is defined in the Indenture as (a) default for 30 days in payment of any interest on the Debt Securities of such series; (b) default in payment of principal of or any premium on the Debt Securities of such series at maturity; (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series; (d) default by the Company in the performance of any other covenant or warranty contained in the Indenture for the benefit of such series which shall not have been remedied for a period of 90 days after notice is given as specified in the Indenture; and (e) certain events of bankruptcy, insolvency and reorganization of the Company. (Section 501)

     A default under other indebtedness of the Company will not be a default under the Indenture and a default under one series of Debt Securities will not necessarily be a default under another series.

     The Indenture provides that (i) if an Event of Default described in clause
(a), (b), (c) or (d) above (if the Event of Default under clause (d) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing with respect to any series, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (d) or (e) above (if the Event of Default under clause (d) is with respect to all series of Debt Securities then outstanding) shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding. (Sections 502 and 513)

     Under the Indenture the Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series. (Section 602)


     No holder of any Debt Securities of any series may institute any action under the Indenture unless (a) such holder shall have given the Trustee written notice of a continuing Event of Default with respect to such series, (b) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Trustee to institute proceedings in respect of such Event of Default, (c) such holder or holders shall have offered the Trustee such reasonable indemnity as the Trustee may require, (d) the Trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities of such series. (Section 507)

     The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series of Debt Securities. (Section 512) The Indenture provides that, in case an Event of Default shall occur and be continuing, the Trustee, in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 601) The Indenture further provides that the Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it. (Section 601)

     The Company must furnish to the Trustee within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the Indenture and the terms of the Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of the Indenture or, if the Company is in default, specifying such default. (Section
1004)

     If any Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Debt Securities are denominated (as evidenced to the Trustee by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the Trustee as provided in the Indenture. (Section 104)

     If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof. (Section 101)

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture or the rights of the holders of the Debt Securities may be modified by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such modification then outstanding, but no such modification may be made without the consent of the holder of each outstanding Debt Security affected thereby which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), or (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture, or (iii) modify any of the provisions of certain Sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 902)

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

     If the terms of any series of Debt Securities so provide, the Company will be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series by (a) depositing with the Trustee
(i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all Debt Securities of such series for principal, premium and interest or (ii) as obligations in trust such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all such Debt Securities for principal, premium and interest and (b) satisfying certain other conditions precedent specified in the Indenture. (Section 403) In the event of any such defeasance, holders of such Debt Securities would be able to look only to such trust fund for payment of principal of, any premium on, and any interest on their Debt Securities.

     Such defeasance is likely to be treated as a taxable exchange by holders of the relevant Debt Securities for an issue consisting of either obligations of the trust or a direct interest in the cash and securities held in the trust, with the result that such holders would be required for tax purposes to recognize gain or loss as if such obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. In addition, if the holders are treated as the owners of their proportionate share of the cash or securities held in trust, such holders would then be required to include in their income for tax purposes any income, gain or loss attributable thereto even though no cash was actually received. Thus, such holders might be required to recognize income for tax purposes in different amounts and at different times than would be recognized in the absence of defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of defeasance.

CONCERNING THE TRUSTEE

     TCB and its affiliates provide customary commercial banking services to the Company and certain of its subsidiaries and participate in various financing agreements of the Company in the ordinary course of their business. TCB acts as the administrative agent under the Revolving Credit Agreement dated as of October 5, 1995 among the Company and TCB.

                          DESCRIPTION OF DEBT WARRANTS

     The Company may issue Debt Warrants for the purchase of Debt Securities. Debt Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Debt Warrants are to be issued under Warrant Agreements to be entered into between the Company and Texas Commerce Bank National Association, as Warrant Agent, or such other bank or trust company as is named in the Prospectus Supplement relating to the particular issue of Debt Warrants (the 'Warrant Agent'). The Warrant Agent will act solely as an agent of the Company in connection with the Debt Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Debt Warrants or beneficial owners of Debt Warrants. The following summaries of certain provisions of the form of Warrant Agreement and Debt Warrants do not purport to be complete and are subject to, and are qualified by reference to, all the provisions of the applicable Warrant Agreement and the Debt Warrants.

GENERAL

     If Debt Warrants are offered, the Prospectus Supplement will describe the terms of the Debt Warrants, including the following: (i) the offering price;
(ii) the currency, currencies or currency units for which Debt Warrants may be purchased; (iii) the designation, aggregate principal amount, currency, currencies or currency units and terms of the Debt Securities purchasable upon exercise of the Warrants and the price at which such Debt Securities may be purchased upon such exercise; (iv) if applicable, the designation and terms of the Debt Securities with which the Debt Warrants are issued and the number of Debt Warrants issued with each such Debt Security; (v) if applicable, the date on and after which the Debt Warrants and the related Debt Securities will be separately transferable; (vi) the date on which the right to exercise the Debt Warrants shall commence and the date (the 'Expiration Date') on which such right shall expire; (vii) whether the Debt Warrants will be issued in registered or bearer form; (viii) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations relating to the Debt Warrants; and (ix) any other terms of the Debt Warrants.

     Debt Warrants may be exchanged for new Debt Warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Before the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the Debt Securities purchasable upon such exercise or to enforce the covenants in the Indenture.

EXERCISE OF DEBT WARRANTS

     Each Debt Warrant will entitle the holder to purchase such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Debt Warrant. Debt Warrants may be exercised at such times as are set forth in the Prospectus Supplement relating to such Debt Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Debt Warrants will become void.

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Debt Warrants may be exercised by delivery to the Warrant Agent of the certificate evidencing such Debt Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the Prospectus Supplement relating to the Debt Warrants. Upon receipt of such payment and the certificate representing the Debt Warrants to be exercised properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities purchasable upon such exercise. If fewer than all of the Debt Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Debt Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities offered hereby (i) through underwriters or dealers, (ii) through agents, (iii) directly to purchasers, or
(iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Each series of Offered Securities will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon for the Company by Joseph A. LaSala, Jr., Vice President and General Counsel of the Company, and for the underwriters, dealers or agents, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. Mr. LaSala beneficially owns, or has rights to acquire under employee benefit plans, an aggregate of less than 1% of the common stock of the Company. Cravath, Swaine & Moore has from time to time acted as counsel for the Company and may do so in the future.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon their authority as experts in accounting and auditing.

===============================================================================
     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                       PROSPECTUS SUPPLEMENT
Background..................................................    S-3
Recent Developments.........................................    S-3
Use of Proceeds.............................................    S-3
Ratio of Earnings to Fixed Charges..........................    S-3
Selected Financial Information..............................    S-4
Capitalization..............................................    S-6
The Company.................................................    S-7
Summary of Certain Operating Data...........................   S-12
Summary Reserve Data........................................   S-13
Description of the Securities...............................   S-14
Underwriting................................................   S-15
Forward-Looking Information.................................   S-16
Experts.....................................................   S-16
                            PROSPECTUS
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
The Company.................................................      3
Use of Proceeds.............................................      3
Description of Debt Securities..............................      4
Description of Debt Warrants................................     11
Plan of Distribution........................................     12
Legal Opinions..............................................     13
Experts.....................................................     13

===============================================================================

===============================================================================


                                  $400,000,000

                       UNION PACIFIC RESOURCES GROUP INC.

                                  $200,000,000
                         7% NOTES DUE OCTOBER 15, 2006



                                 $200,000,000
                    7 1/2% DEBENTURES DUE OCTOBER 15, 2026



                                      UPR


                                  ------------

                             PROSPECTUS SUPPLEMENT

                               OCTOBER 10, 1996

                             (INCLUDING PROSPECTUS
                              DATED MAY 23, 1996)

                                  ------------

                               SMITH BARNEY INC.
                                CS FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                              PETRIE PARKMAN & CO.

===============================================================================